May 16, 2007

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  205049

Attention:  Mike Volley and Amit Pande

Dear Sirs:

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for Fiscal Year End December 31, 2004

Filed April 15, 2005

File No. 0-32051

Further to our conversation of March 2007, the filing of the 2006 10KSB, and the re-statement of the 2005 financials, we are inquiring as to the status of the comment letter of 2004.

Should there be any issues remaining to be addressed, would you please advise Sonja Dreyer at  fax 1-403-290-1266.

Thank you for your time.

Sincerely,

Sonja Dreyer, Vice President,

Westsphere Asset Corporation, Inc.